FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form S-8 (No. 333-103443) of National Australia Bank Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Garry F Nolan

Date: 12 May 2004	Title:	Company Secretary

2

Appendix 4D

National Australia Bank Limited

Half year consolidated report

For the six months ended March 31, 2004

National Australia Bank Limited ABN 12 004 044 937 (the ‘Company’)

A reference in this Appendix 4D to the ‘Group’ is a reference to the Company and its controlled entities.

This half year consolidated report is given to Australian Stock Exchange Limited (ASX) under Listing Rule 4.2A.

This half year consolidated report is to be read in conjuction with the annual financial report 2003.

All currency amounts are expressed in Australian dollars unless otherwise stated.

References in this document to the March 2004 half year are references to the six months ended March 31, 2004.

Other six month periods are referred to in a corresponding manner.

Results for announcement to the market

Reporting period	Previous corresponding period

6 months ended March 31, 2004	6 months ended March 31, 2003

					March 31 2004
					$m

Revenue from ordinary activities	up	36.7%	to		15,523

Profit from ordinary activities after tax attributable to members of the Company	up	16.0%	to		2,166

Net profit attributable to members of the Company	up	16.0%	to		2,166

Dividends

			Amount per share		Franked amount per share
Interim dividend			83	cents	100%

Previous corresponding period			80	cents	100%

Record date for determining entitlements to the interim dividend	June 11, 2004

Net profit attributable to members of the Company has increased 16.0% to $2,166 million for the six months ended March 31, 2004.

Key features of the result are growth in both the Australian retail banking and the Wealth Management operations, and a slowdown in growth in New Zealand retail banking. Difficult conditions have been experienced in Europe, and to a lesser extent, Corporate & Institutional Banking.

The increase in revenue from ordinary activities primarily reflects increases in interest revenue, life insurance income and proceeds from the sale of strategic shareholdings.

For further details refer to the report of the directors on page 4.

Report of the directors

The directors of National Australia Bank Limited (hereinafter referred to as the ‘Company’) present their report, together with the financial statements of the Group, being the Company and its controlled entities, for the half year ended March 31, 2004.

Directors

The board of directors of the Company (the Board) has power to appoint persons as directors to fill any vacancies.  Other than the Managing Director, one-third (or the nearest number to but not exceeding one-third) are required to retire by rotation at each annual general meeting, together with any director appointed during the year to fill any vacancy.  Both the directors retiring by rotation and any newly-appointed directors are eligible to stand for re-election or election.

Directors in office at the date of this report are:

Graham J Kraehe

John M Stewart

J Brian Clark

Peter JB Duncan

Kenneth J Moss

John G Thorn

Geoffrey A Tomlinson

Edward D Tweddell

G Malcolm Williamson

Board changes

In October 2003, Mr John G Thorn was appointed as an independent non-executive director, and in February 2004, Mr Graham J Kraehe was appointed as Chairman and Mr John M Stewart as Managing Director and Chief Executive Officer of the Company.  Also in February 2004, resignations were received and accepted from Mr D Charles K Allen as Chairman and non-executive director and Mr Frank J Cicutto as Managing Director and Chief Executive Officer (refer to further detail below).  In May 2004, Mr G Malcolm Williamson was appointed as a non-executive director.

In March 2004, Mr Peter JB Duncan was appointed as Chairman of the Risk Committee, replacing Mr Graham J Kraehe, and Mr John G Thorn was appointed as Chairman of the Audit Committee, replacing Mrs Catherine M Walter.  Further, in March 2004, Dr Kenneth J Moss was appointed as the Senior Independent Director.

On May 5, 2004, it was announced that Dr Kenneth J Moss and Dr Edward D Tweddell will retire as non-executive directors following the appointment of 2 new non-executive directors.  This is expected to be within 3 months.  Mr Graham J Kraehe has also announced his intention to retire by mid-2005.

On May 7, 2004, Mrs Catherine M Walter resigned as a non-executive director of the Company.

The retirement benefits of non-executive directors as at September 30, 2003 are disclosed on page 74 of the Group’s annual financial report 2003.

Managing Director and Chief Executive Officer – resignation and appointment

On February 2, 2004, the Board announced the appointment of Mr John M Stewart as the Company’s Managing Director and Chief Executive Officer, following the resignation of Mr Frank J Cicutto.  Mr Cicutto received a resignation payment of $3.270 million, which included a payment in lieu of six months’ notice.  He was also entitled to statutory and award payments including accrued annual leave and long service leave of $3.274 million and a deferred performance-based remuneration incentive of $1.293 million.  Mr Cicutto had previously elected to take this incentive in the form of ordinary shares of the Company, and approval for these ‘deferred shares’ was provided by shareholders at the Company’s annual general meeting on December 19, 2003.  Due to his resignation, Mr Cicutto received this incentive in cash.  Deducted from each of these amounts were appropriate taxation deductions as required by law.  As a result of his resignation, Mr Cicutto has foregone $1.293 million in ‘matching shares’ that were also approved by shareholders at the Company’s annual general meeting on December 19, 2003. Mr Stewart commenced this position effective immediately from the date of the announcement.

Rounding of amounts

Pursuant to Class Order 98/100 made by the Australian Securities and Investments Commission on July 10, 1998, the Company has rounded off amounts in this report and the accompanying financial statements to the nearest million dollars, except where indicated.

Performance summary

	Half year to
	March 31 2004	March 31 2003
	$m	$m
Net profit attributable to members of the Company	2,166	1,867
Net profit attributable to outside equity interest	63	10
Net profit	2,229	1,877
Adjust for significant items:
Significant revenue	993	—
Significant expenses	(974)	—
Attributable income tax benefit	108	—
Significant items after tax	127	—
Net profit before significant items	2,102	1,877
Net profit attributable to members of the Company	2,166	1,867
Adjust for:
Distributions	(94)	(94)
Significant items after tax	(127)	—
Movement in the excess of net market value over net assets of life insurance controlled entities	(7)	239
Attributable income tax benefit	(141)	(34)
Amortisation of goodwill	53	49
Cash earnings before significant items	1,850	2,027

Cash earnings is a key performance measure and financial target used by the Group.  Dividends paid by the Company are based on after-tax cash earnings (adjusted for significant items).  Cash earnings per share is a key performance measure used in the investment broking community, as well as by those Australian peers of the Group with a similar business portfolio.  Management considers that the exclusion of the intangible and other items detailed above from net profit is a prudent and useful indicator of the Group’s underlying operating performance.  Cash earnings does not refer to, or in any way purport to represent the cash flows, funding or liquidity position of the Group.  It does not refer to any amount represented on a statement of cash flows.

Review of operations

Net profit of $2,229 million for the half year ended March 31, 2004, increased $352 million or 18.8% compared with the corresponding period in 2003.

Significant items are those individually significant items included in profit from ordinary activities.  The 2004 half year result included the following significant items:

•      $315 million profit relating to the sale of strategic shareholdings in St George Bank Limited, AMP Limited and HHG Plc.;

•      $64 million profit from the writeback of a provision for SR Investment, Inc. (the parent entity of HomeSide Lending, Inc.) in respect of selling-related costs; and

•      $252 million loss (after-tax) attributable to foreign currency options trading losses (refer to page 8 for further details).

There were no significant items in 2003.

Net profit before significant items of $2,102 million in 2004, increased $225 million or 12.0% compared with the March 2003 half year.

Cash earnings (before significant items) of $1,850 million at March 31, 2004, decreased $177 million or 8.7% compared with the corresponding period in 2003.

Net interest income of $3,585 million during the March 2004 half year, was $161 million or 4.3% lower than for the same period in 2003.  This was driven by unfavourable foreign exchange movements and a decrease in the net interest margin from 2.56% to 2.40%, partly offset by lending growth.  The fall in margin largely resulted from the strong growth in lower margin mortgages and fixed rate lending within the retail banking business, as well as a reduction in contribution from the Money Markets division of Corporate & Institutional Banking.

Net life insurance income increased by $374 million to $455 million for the March 2004 half year, from $81 million in the March 2003 half year.  This was driven by an increase in investment earnings resulting from improved performance in global equity markets.

Other banking and financial services income of $2,456 million in the March 2004 half year, was $24 million or 1.0% higher than the March 2003 half year.  This outcome reflects:

•      growth in loan fees from banking on the back of continued strong growth in mortgages and higher transaction volumes in Australia, offsetting pressures in Europe and New Zealand, as well as growth in loan fees relating to new Specialised Finance deals;

•      higher trading income relating to money markets and debt markets due to a switch from low-yielding physical assets to derivative-type instruments and the close-out of hedge swaps in the UK;

•      growth in the fleet management and custody businesses following recent acquisitions;

•      flat money transfer fees;

•      a fall in fees and commissions income primarily due to the impact of the Reserve Bank of Australia interchange reform in Australia and lower levels of activity in Europe; and

•      unfavourable foreign exchange movements.

The movement in the excess of net market value over net assets of life insurance controlled entities was a profit of $7 million during the March 2004 half year, an increase of $246 million from the corresponding period in 2003.  This result reflects the positive year to date experience and the anticipated growth in the value of the business above current levels of operating profit, partly offset by assumption changes and the negative impact of the Group’s election to consolidate for Australian income tax purposes (ie. enter the tax consolidations regime), through the transfer of franking credits from National Australia Financial Management Limited and its controlled entities of $111 million.  These franking credits remain available to the Group and are now recognised by the Company.

Personnel, occupancy and general expenses of $3,236 million for the March 2004 half year were $150 million or 4.9% higher than the corresponding period in 2003.   This outcome reflects:

•      increased costs associated with the European defined pension funds – pension charges of $106 million were incurred in March 2004 half year (March 2003 half year: $49 million) partly offset by a superannuation holiday in Australia reducing Australian pension fund expenses by $14 million;

•      growth in costs associated with major Group-wide projects – Basel II, International Financial Reporting Standards and the Integrated Systems Implementation (ISI) program;

•      higher software amortisation across the business reflecting prior period investment in infrastructure;

•      $22 million (after tax) write off of development work associated with the ISI program;

•      higher compliance-related and regulatory costs in Europe;

•      a small increase in personnel costs (excluding pensions) as salary increases offset productivity improvements; and

•      exchange rate movements which reduced expense growth.

The charge to provide for doubtful debts of $305 million in the March 2004 half year, was $17 million or 5.3% lower than the corresponding period in 2003.  The charge was favourably impacted by the continued focus on credit quality across the business.  As at March 31, 2004 the ratio of gross non-accrual loans to gross loans and acceptances was 0.46%, an improvement from 0.65% as at March 31, 2003.  The ratio of total general and specific provisions to gross impaired assets as at March 31, 2004 was 193.3% as compared to 155.7% as at March 31, 2003.

Income tax expense relating to ordinary activities of $699 million in the March 2004 half year, was $13 million or 1.9% higher than the corresponding period in 2003.  Income tax expense has been impacted by Wealth Management products and structured finance transactions, to which a wide range of tax rates are applied.  Further, the income tax expense has been impacted by the decision not to book the tax benefit on the interest expense relating to exchangeable capital units following the receipt of an Australian Taxation Office assessment.

For further details of the current position with the tax authorities in Australia and New Zealand refer to note 18 of the March 2004 half year consolidated financial report.

Shareholder returns

	Half year to
	March 31 2004	March 31 2003
	Cents	Cents
Basic earnings per share	137.7	116.3
Basic earnings per share before significant items	129.2	116.3
Cash earnings per share	131.4	133.0
Cash earnings per share before significant items	122.9	133.0
Diluted cash earnings per share before significant items	119.9	130.1
Dividends per share	83.0	80.0

Basic earnings per share increased 18.4% in 2004 to 137.7 cents, from 116.3 cents in the prior corresponding period.  Excluding the impact of significant items, basic earnings per share increased 11.1% in 2004 to 129.2 cents, from 116.3 cents in the prior corresponding period.

Cash earnings per share decreased 1.2% in 2004 to 131.4 cents, from 133.0 cents in the prior corresponding period.  Excluding the impact of significant items, cash earnings per share decreased 7.6% in 2004 to 122.9 cents, from 133.0 cents.  This result has been impacted by the strength of the Australian dollar which has reduced the contribution from offshore operations (particularly Financial Services Europe and Corporate & Institutional Banking) and subdued income growth, as well as increased expenses, in part reflecting continued investment in the business and growth in pension costs.

An interim dividend of 83 cents per fully-paid ordinary share was declared for the March 2004 half year.  The interim dividend declared is an increase of 3 cents, or 3.8% compared to the interim dividend paid in 2003 of 80 cents.  The 2004 interim dividend is payable on July 14, 2004.

The Company expects to continue its policy of paying regular cash dividends; however, there is no assurance as to future dividends.  Future dividend policies will be determined by the Board with regard to the Company’s earnings, capital requirements, financial conditions and applicable government regulations and policies.

The interim dividend paid will be fully franked.  The franked portion of these dividends carry imputation tax credits at a tax rate of 30%, the current Australian company tax rate.  For non-resident shareholders of the Company for Australian tax purposes, the dividend will not be subject to Australian withholding tax.

The extent to which future dividends will be franked will depend on a number of factors, including the level of the Group’s profits that will be subject to Australian income tax and any future changes to the Australian business tax systems as a result of the Australian Commonwealth Government’s tax reform initiatives.

Balance sheet

Assets

Total assets at March 31, 2004 decreased to $395.6 billion from $397.5 billion at September 30, 2003.  The appreciation of the Australian dollar, primarily against the US dollar and British pound, decreased total assets by $4.1 billion during the March 2004 half year.  Excluding the impact of exchange rate movements, total assets (in Australian dollar terms) grew $2.2 billion or 0.6% during the March 2004 half year.

The growth in total assets was primarily driven by the growth in net loans and advances and cash and liquid assets, which offset declines in due from other financial institutions and due from customers on acceptances.

Net loans and advances increased $8.3 billion or 3.7% from $225.7 billion at September 30, 2003 to $234.0 billion at March 31, 2004:

•      In Australia, net loans and advances grew by $8.0 billion, or 6.0% to $141.9 billion at March 31, 2004, with strong growth in housing lending and solid other term lending growth.

•      In Europe, net loans and advances remained consistent with September 30, 2003 at $57.6 billion at March 31, 2004; however, excluding the impact of exchange rate movements, net loans and advances grew by 2.1%, primarily reflecting growth in housing lending.

•      In New Zealand, net loans and advances grew by $1.3 billion, or 4.7% to $28.8 billion at March 31, 2004; however, excluding the impact of exchange rate movements, net loans and advances grew by 4.9%, reflecting housing lending growth and good growth in personal lending.

•      In the United States, net loans and advances decreased by $0.7 billion, or 20.6% to $2.6 billion at March 31, 2004; however, excluding the impact of exchange rate movements, net loans and advances decreased by 11.4%, resulting from a decrease in other term lending.

•      In Asia, net loans and advances decreased by $0.5 billion, or 13.1% to $3.0 billion at March 31, 2004; however, excluding the impact of exchange rate movements, net loans and advances decreased by 3.4%, resulting from a decrease in other term lending.

Cash and liquid assets increased $3.2 billion or 38.5% from $8.4 billion at September 30, 2003 to $11.6 billion at March 31, 2004, (the impact of exchange rate movements was insignificant).  The increase was primarily driven by an increase in reverse repurchase agreements with non-financial institutions.

Due from other financial institutions declined $9.0 billion or 30.9% from $29.2 billion at September 30, 2003 to $20.2 billion at March 31, 2004, (the impact of exchange rate movements was insignificant).  The decrease was primarily driven by a decrease in reverse repurchase agreements with financial institutions, which was partly offset by growth in reverse repurchase agreements with non-financial institutions (refer to the discussion on cash and liquid assets above).

Amounts due from customers on acceptances have decreased by $4.6 billion or 23.4% from $19.6 billion at September 30, 2003 to $15 billion at March 31, 2004, (the impact of exchange rate movements was insignificant).  This is primarily due to the buy-back of the Company’s accepted bills causing volumes to decline, partly offset by growth in amounts due from customers on acceptances within the Financial Services Australia business.

Liabilities

Total liabilities at March 31, 2004 decreased to $367.7 billion from $370.3 billion at September 30, 2003. The appreciation of the Australian dollar, primarily against the US dollar and British pound, decreased total liabilities by $3.1 billion in 2004. Excluding the impact of exchange rate movements, total liabilities (in Australian dollar terms) increased $0.5 billion or 0.1% during the March 2004 half year.

The growth in total liabilities was primarily driven by growth in deposits and other borrowings, which offset declines in due to other financial institutions and liability on acceptances.

Deposits and other borrowings have increased by $9.4 billion or 4.7% to $210.6 billion at March 31, 2004, compared with $201.2 billion at September 30, 2003.  Excluding the effect of exchange rate movements, deposits and other borrowings increased by 6.1%.  The increase primarily relates to growth in term deposits in Australia, as well as an increase in other borrowings relating to commercial paper.

Due to other financial institutions have decreased $8.6 billion or 16.3% to $44.0 billion. Excluding the effect of exchange rate movements, amounts due to other financial institutions have decreased by 13.4%, reflecting a decrease in repurchase agreements with financial institutions and lower funding requirements.

Liability on acceptances have decreased by $4.6 billion or 23.4% from $19.6 billion at September 30, 2003 to $15.0 billion at March 31, 2004, (the impact of exchange rate movements was insignificant).  Refer to discussion under ‘assets’ above.

Equity

Total equity in the Group increased from $27.2 billion at September 30, 2003 to $27.9 billion at March 31, 2004.  Total parent entity interest in equity remained consistent with September 30, 2003 at $24.4 billion.  The movement in total equity included an increase in retained profits of $0.8 billion to $14.6 billion at March 31, 2004 (September 30, 2003: $13.8 billion) and an increase in outside equity interest of $0.8 billion to $3.6 billion at March 31, 2004 (September 30, 2003: $2.8 billion).  These factors were offset by the buy-back of preference shares (refer to further detail below) amounting to  $0.7 billion (September 30, 2003: nil) and the impact of negative movements in the foreign currency translation reserve of $0.1 billion.

On October 1, 2003 the Company announced its intention to buy back ordinary shares on market approximately equal to the number of shares issued under the Company’s dividend package plans and staff share and option plans. On March 24, 2004 the Company announced that it was terminating this share buy-back program.  During the March 2004 half year, the Group bought back approximately 5.5 million ordinary shares.  The shares were bought back at an average price of $29.58 per share, thereby reducing ordinary equity by $162 million.  The highest price paid was $30.22 per share and the lowest price paid was $28.70 per share.

On January 22, 2004 the Company bought back 36,008,000 fully paid non-converting non-cumulative preference shares of the Company that were issued in connection with the issue of 18,004,000 Trust Units Exchangeable for Preference SharesTM (TrUEPrSSM) in 1998. The TrUEPrSSM were redeemed on the same date.  The financial effects of the buy-back, redemption and dissolution of the capital raising structure included a reduction in contributed equity of $730 million, a reduction in cash of $582 million and a net increase in retained profits and reserves of $148 million. TrUEPrSSM is a service mark of Merrill Lynch & Co., Inc.

Capital ratios

	As at March 31 2004	As at September 30 2003	As at March 31 2003
	%	%	%
Tier 1	7.47	7.82	7.47
Tier 2	2.94	3.30	3.02
Deductions	(1.06)	(1.42)	(1.33)
Total capital	9.35	9.70	9.16

The capital ratios at March 31, 2004 include the effect of the on-market share buy-back program which was suspended in January 2004 and terminated in March 2004; the buy-back of 36,008,000 fully paid non-converting non-cumulative preference shares of the Company (refer above); and the sales of strategic shareholdings in St George Bank Limited, AMP Limited and HHG Plc.  Further, the ratios have been impacted by the change in methodology of the calculation of the market risk component of risk-weighted assets from the Internal Method to the Standard Method as required by the Australian Prudential Regulation Authority (APRA).  Refer to supplementary information for further details.

Credit rating

On March 12, 2004 Standards and Poor’s Ratings Service lowered its long-term counterparty credit rating on the Company and related entities from AA to AA-.  Moody’s Investors Services and Fitch Ratings both have re-affirmed the ratings at Aa3 and AA respectively.

Other matters

The Company is currently undertaking a strategic review.  This review will be completed during the second half and the outcomes will be advised to the market at that time.

New external auditor

The Company has announced its intention to change its external auditor, KPMG, at the end of the current financial year.  KPMG will continue as external auditor for the current financial year.  KPMG will not be invited to participate in the selection process for the new external auditor.  Shareholders will be asked to approve the appointment of the new external auditor at the next annual general meeting.

Securities and Exchange Commission voluntary document request

The Company has received a voluntary document request from the SEC in the US as part of an investigation into certain Australian registrants and public accounting firms.  The document request covers the Company and controlled entities and includes issues relating to auditor independence.  In addition, the Company has provided certain information to the SEC about the accounting and internal controls of the Company and its controlled entities, including the foreign currency options trading matter and HomeSide Lending, Inc.

Foreign currency options trading losses

In January 2004, the Company announced that it had identified losses relating to unauthorised trading in foreign currency options of $360 million before tax, or $252 million after tax.  The total losses consisted of losses arising from the removal of fictitious trades from the foreign currency options portfolio of $185 million and a further loss of $175 million arising from the risk evaluation and complete mark-to-market revaluation of the foreign currency options portfolio in January 2004.

During the period the Company also released reports by PricewaterhouseCoopers (PwC) and the Australian Prudential Regulation Authority (APRA) into this matter.  The APRA and PwC reports provide a roadmap for the National to address issues concerning culture, risk management, governance and operational controls, primarily related to the Markets division of Corporate & Institutional Banking.  The Company has commenced implementation of the remedial actions required by APRA, including capital adequacy initiatives to take the Company’s total capital ratio to 10 per cent.

Further details may be obtained from the Company’s ASX Announcement of March 12, 2004, which is available on the Group’s website at www.nabgroup.com The complete PwC and APRA reports are also available on the Group’s website.

Signed in accordance with a resolution of the directors:

Graham J Kraehe	John M Stewart
Chairman	Managing Director

May 12, 2004

Consolidated statement of financial performance

For the half year ended March 31	Note	2004	2003
		$m	$m
Interest income	3	9,184	8,435
Interest expense	4	(5,599)	(4,689)
Net interest income		3,585	3,746

Premium and related revenue	3	456	503
Investment revenue	3	2,427	224
Claims expense	4	(357)	(513)
Change in policy liabilities	4	(1,703)	250
Policy acquisition and maintenance expense	4	(346)	(344)
Investment management fees	4	(22)	(39)
Net life insurance income		455	81

Other banking and financial services income	3	2,456	2,432
Movement in the excess of net market value over net assets of life insurance controlled entities	3	7	(239)
Significant revenue
Proceeds from the sale of strategic shareholdings	3	993	—
Personnel expenses	4	(1,758)	(1,707)
Occupancy expenses	4	(283)	(284)
General expenses	4	(1,195)	(1,095)
Amortisation of goodwill	4	(53)	(49)
Charge to provide for doubtful debts	4	(305)	(322)
Significant expenses
Cost of sale of strategic shareholdings	4	(678)	—
Foreign currency options trading losses	4	(360)	—
Cost of foreign controlled entity sold - revision of accounting estimate	4	64	—
Profit from ordinary activities before income tax expense		2,928	2,563
Income tax expense relating to ordinary activities	5	(699)	(686)
Net profit		2,229	1,877
Net (profit)/loss attributable to outside equity interest - Life insurance business		(58)	(6)
Net (profit)/loss attributable to outside equity interest - Other		(5)	(4)
Net profit attributable to members of the Company		2,166	1,867

Other changes in equity other than those resulting from transactions with owners as owners
Net credit/(debit) to foreign currency translation reserve		(301)	(852)
Net credit to retained profits on initial adoption of AASB 1044 ‘Provisions, Contingent Liabilities and Contingent Assets’		—	1,151
Total revenues, expenses and valuation adjustments attributable to members of the Company and recognised directly in equity		(301)	299
Total changes in equity other than those resulting from transactions with owners as owners		1,865	2,166

		cents	cents
Basic earnings per share	7	137.7	116.3
Diluted earnings per share	7	134.0	114.2

Consolidated statement of financial position

	Note	As at March 31 2004	As at September 30 2003
		$m	$m
Assets
Cash and liquid assets		11,641	8,405
Due from other financial institutions		20,200	29,234
Due from customers on acceptances		14,988	19,562
Trading securities		25,691	23,724
Trading derivatives		24,352	23,644
Available for sale securities		2,794	6,513
Investment securities		7,099	8,647
Investments relating to life insurance business		37,982	35,846
Loans and advances	9	233,987	225,735
Shares in joint venture entities and other securities		867	1,445
Regulatory deposits		436	225
Property, plant and equipment		2,483	2,498
Income tax assets		1,248	1,203
Goodwill		682	740
Other assets		11,130	10,050
Total assets		395,580	397,471
Liabilities
Due to other financial institutions		43,968	52,530
Liability on acceptances		14,988	19,562
Trading derivatives		21,046	21,479
Deposits and other borrowings	10	210,624	201,194
Life insurance policy liabilities		34,059	32,457
Income tax liabilities		1,238	1,537
Provisions		1,143	1,262
Bonds, notes and subordinated debt		25,204	24,257
Other debt issues		1,693	1,743
Other liabilities		13,707	14,239
Total liabilities		367,670	370,260
Net assets		27,910	27,211

Equity
Contributed equity	11	8,949	9,728
Reserves	12	784	893
Retained profits	13	14,619	13,786
Total parent entity interest		24,352	24,407
Outside equity interest - Life insurance business		3,385	2,614
Outside equity interest - Other		173	190
Total equity	14	27,910	27,211

Consolidated statement of cash flows

For the half year ended March 31	Note	2004	2003
		$m	$m
Cash flows from operating activities
Interest received		8,730	8,275
Interest paid		(5,492)	(5,035)
Dividends received		22	18
Fees and other income received		1,273	2,071
Life insurance
Premiums received		3,586	2,935
Investment and other revenue received		612	861
Policy payments		(3,346)	(2,612)
Fees and commissions paid		(214)	(515)
Personnel expenses paid		(1,715)	(1,667)
Occupancy expenses paid		(249)	(249)
General expenses paid		(1,741)	(1,189)
Income tax paid		(893)	(928)
Goods and services tax paid		(11)	(35)
Net decrease/(increase) in trading securities		(2,027)	(1,839)
Net decrease/(increase) in mortgage loans held for sale		9	65
Net cash provided by/(used in) operating activities	15(a)	(1,456)	156
Cash flows from investing activities
Movement in available for sale securities
Purchases		(2,797)	(9,062)
Proceeds from sale		180	25
Proceeds on maturity		5,829	9,613
Movement in investment securities
Purchases		(9,026)	(22,527)
Proceeds on maturity		10,403	24,085
Net decrease/(increase) in investments relating to life insurance business		(170)	52
Net increase in loans and advances		(12,110)	(11,488)
Net decrease/(increase) in shares in controlled entities, joint venture entities and other securities		(100)	14
Proceeds from sale of controlled entities		100	—
Payments for property, plant and equipment		(280)	(190)
Proceeds from sale of strategic shareholdings		993	—
Net proceeds from sale of property, plant and equipment		63	60
Net decrease/(increase) in regulatory deposits		(224)	(60)
Net decrease/(increase) in other assets		(848)	3,111
Net cash used in investing activities		(7,987)	(6,367)
Cash flows from financing activities
Net increase in deposits and other borrowings		12,169	1,981
Net proceeds from bonds, notes and subordinated debt		4,670	5,431
Repayments of bonds, notes and subordinated debt		(2,357)	(4,839)
Payments from provisions		(216)	(240)
Net proceeds from issue of ordinary shares		22	59
Payments made under on-market buy-back of ordinary shares		(162)	(1,025)
Payments made on buy-back of preference shares		(582)	—
Dividends paid		(1,198)	(1,106)
Net increase/(decrease) in other liabilities		(1,290)	(341)
Net cash provided by/(used in) financing activities		11,056	(80)
Net increase/(decrease) in cash and cash equivalents		1,613	(6,291)
Cash and cash equivalents at beginning of period		(14,891)	(8,307)
Effects of exchange rate changes on balance of cash held in foreign currencies		1,151	705
Cash and cash equivalents at end of period	15(b)	(12,127)	(13,893)

Notes to the half year financial report

1 Principal accounting policies

This report is a general purpose financial report prepared in accordance with the ASX listing rules and AASB 1029 ‘Interim Financial Reporting’. It should be read in conjunction with the September 30, 2003 annual financial report and any public announcements to the market made by the Company since that date.

This report is National Australia Bank Limited’s half year financial report for the purpose of complying with Australian Accounting Standard AASB 1029 ‘Interim Financial Reporting’. The half year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and investing activities of the economic entity as the annual financial report.

The half year financial report has been prepared in accordance with the requirements of the Corporations Act 2001, the recognition and measurement requirements of applicable accounting standards and Urgent Issues Group Consensus Views.

The accounting policies adopted in this report are the same with those applied in the annual financial report as at September 30, 2003.

Comparative amounts have been reclassified to accord with changes in presentation made in 2004, except where otherwise stated.

All amounts are expressed in Australian dollars unless otherwise stated.

Reclassification of financial information

The basis of classification of transferable certificates of deposit (‘TCDs’) has been revised and bonds issued under the Group’s TCD program have been reclassified from ‘deposits and other borrowings’ to ‘bonds, notes and subordinated debt’. As a result of this change, on the consolidated statement of financial position $1,550 million has been reclassified in the comparatives.

Repurchase and reverse repurchase agreements with other financial institutions have been reclassified to ‘due to other financial institutions’ and ‘due from other financial institutions’ respectively, in order to provide users with an enhanced level of understanding and comparability of the Group’s loan portfolio.  Previously, repurchase and reverse repurchase agreements were included in ‘deposits and other borrowings’ and ‘loans and advances’ respectively.  Accordingly, $7,402 million of repurchase agreements previously disclosed as at September 30, 2003 as deposits and other borrowings have been reclassified to due to other financial institutions. Further $18,851 million of reverse repurchase agreements as at September 30, 2003 previously disclosed as loans and advances have been reclassified to due from other financial institutions. In addition, reverse repurchase agreements with non-financial institutions have been reclassified from ‘loans and advances’ to ‘cash and liquid assets’. Accordingly, $3,373 million of reverse repurchase agreements as at September 30, 2003 previously disclosed as loans and advances have been reclassified to cash and liquid assets.

Corresponding reclassifications have also been made to revenue, expense and cash flow classifications.

Australian Equivalents to International Financial Reporting Standards

In July 2002, the Financial Reporting Council in Australia formally announced that Australian reporting entities would be required to comply with accounting standards equivalent to those set by the International Accounting Standards Board (IASB).  These standards are referred to as Australian Equivalents to International Financial Reporting Standards (IFRS).  The adoption of Australian equivalents to IFRS could have a material effect on the Group’s financial performance and financial position.

The Group will be required to adopt these standards for the financial year commencing October 1, 2005 and the adoption of the new standards will be first reflected in the Group’s financial statements for the half year ending March 31, 2006.

The Group continues to evaluate the areas most impacted by adoption.  Australian equivalents to IFRS frequently require application of fair value measurement techniques.  This will potentially introduce greater volatility to the Group’s financial performance.  Hedge accounting will be a major area of activity affected by the proposed changes, together with life insurance accounting.  As several important Australian equivalents to IFRS, including standards on financial instruments and life insurance accounting, are yet to be finalised it is not possible to estimate reliably the quantitative impact of the changes upon the Group’s financial performance and financial position at this time.

The Group has established a project team to manage the transition to Australian equivalents to IFRS.

A full suite of the IFRS equivalent standards to be applied by Australian reporting entities for reporting periods beginning on or after January 1, 2005 is expected to be published by the Australian Accounting Standards Board (AASB) around mid-June 2004.  The Group continues to monitor these developments.

2 Segment information

The following segment information is prepared in accordance with Australian Accounting Standard AASB 1005 ‘Segment Reporting’. For the purposes of this note, a business/primary operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in assessing performance.  The Group results are based on the business segments as reviewed separately by the chief operating decision maker, the Managing Director and Chief Executive Officer, as well as other members of senior management.

The Group’s business is organised into five major operating segments: Financial Services Australia, Financial Services Europe, Financial Services New Zealand, Corporate & Institutional Banking and Wealth Management.  Financial Services Australia, Europe and New Zealand are the retailing arms of the Group and provide a full range of financial services to customers.  These Financial Services businesses are managed on a regional basis across Australia, Europe and New Zealand. Corporate & Institutional Banking is responsible for the Group’s relationships with large corporations, institutions, supranationals and government bodies worldwide.  It comprises Corporate Banking, Financial Institutions, Markets, Specialised Finance, National Custodian Services and a Services unit. Wealth Management manages a diverse portfolio of financial services businesses, comprising Investments, Insurance and Other (Private Bank and Advice Solutions). The Group’s ‘Other’ business segment includes Finance, Technology, People and Culture, Risk Management, Corporate Development and Office of the CEO, and are not considered to be separate reportable operating segments.

Revenues and expenses directly associated with each business segment are included in determining their result.  Transactions between business segments are based on agreed recharges between segments operating within the same country and are at arm’s length between segments operating in different countries.

A change to business segments has been made in the March 2004 half year as a result of certain European corporate customers previously managed as part of Financial Services Europe being transferred to Corporate & Institutional Banking. The March 2003 half year business segment results have been restated to reflect this change.

Business segments

Half year ended March 31, 2004	Financial Services Australia	Financial Services Europe	Financial Services New Zealand	Corporate & Institutional Banking	Wealth Management	Other	Inter-segment eliminations	Total Group
	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income (1)	1,799	1,043	335	371	66	(29)	—	3,585
Non-interest income	941	346	154	599	3,298	8	—	5,346
Significant revenue (2)	—	—	—	—	—	993	—	993
Inter-segment revenue	48	64	6	(3)	4	40	(159)	—
Total revenue after interest expense (3)	2,788	1,453	495	967	3,368	1,012	(159)	9,924
Significant expenses (4)	—	—	—	(360)	—	(614)	—	(974)
Other expenses	(1,375)	(996)	(246)	(410)	(2,773)	(222)	—	(6,022)
Inter-segment expenses	10	(30)	(13)	(78)	(90)	42	159	—
Total expenses excluding interest expense	(1,365)	(1,026)	(259)	(848)	(2,863)	(794)	159	(6,996)
Profit from ordinary activities before tax	1,423	427	236	119	505	218	—	2,928
Income tax (expense)/ benefit	(430)	(150)	(79)	9	(78)	29	—	(699)
Net profit	993	277	157	128	427	247	—	2,229
Net (profit) attributable to outside equity interest	—	—	—	(5)	(58)	—	—	(63)
Net profit attributable to members of the Company	993	277	157	123	369	247	—	2,166

Half year ended March 31, 2003	Financial Services Australia	Financial Services Europe	Financial Services New Zealand	Corporate & Institutional Banking	Wealth Management	Other	Inter-segment eliminations	Total Group
	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income (1)	1,710	1,217	328	456	54	(19)	—	3,746
Non-interest income	919	427	161	515	854	44	—	2,920
Inter-segment revenue	31	69	6	(3)	—	12	(115)	—
Total revenue after interest expense (3)	2,660	1,713	495	968	908	37	(115)	6,666
Other expenses	(1,378)	(1,021)	(251)	(332)	(976)	(145)	—	(4,103)
Inter-segment expenses	7	(14)	(9)	(69)	(65)	35	115	—
Total expenses excluding interest expense	(1,371)	(1,035)	(260)	(401)	(1,041)	(110)	115	(4,103)
Profit/(loss) from ordinary activities before tax	1,289	678	235	567	(133)	(73)	—	2,563
Income tax (expense)/ benefit	(386)	(219)	(77)	(133)	95	34	—	(686)
Net profit/(loss)	903	459	158	434	(38)	(39)	—	1,877
Net (profit) attributable to outside equity interest	—	—	—	(4)	(6)	—	—	(10)
Net profit/(loss) attributable to members of the Company	903	459	158	430	(44)	(39)	—	1,867

(1)          Net interest income includes interest on capital employed by business segments.

(2)          Refer note 3.

(3)          Total revenue has been disclosed net of interest expense.  It is impracticable to disclose gross interest revenue on a business segment basis due to the Group’s business segmental management reporting system’s usage of net interest income as an operating measure rather than gross interest income and gross interest expense.

(4)          Refer note 4.

3 Revenue from ordinary activities

	Half year to
	March 31 2004	March 31 2003
	$m	$m
Interest income
Loans to customers	7,589	7,258
Marketable debt securities	956	796
Other financial institutions	442	586
Other interest	197	(205)
	9,184	8,435
Life insurance income
Premium and related revenue	456	503
Investment revenue	2,427	224
	2,883	727
Other banking and financial services income
Dividends received from other entities	22	18
Profit on sale of property, plant and equipment and other assets	6	13
Loan fees from banking	727	705
Money transfer fees	488	510
Trading income
Foreign exchange derivatives (1)	193	187
Trading securities	119	93
Interest rate derivatives	28	38
Foreign exchange income	(4)	7
Fees and commissions	594	735
Fleet management fees	49	34
Investment management fees	167	8
Other income	67	84
	2,456	2,432
Movement in the excess of net market value over net assets of life insurance controlled entities	7	(239)
Significant revenue
Proceeds from the sale of strategic shareholdings (2)	993	—
Total revenue from ordinary activities	15,523	11,355

(1)          Foreign currency options losses, reported as significant expenses due to their nature and incidence, are not included. Refer note 4.

(2)          On January 28, 2004, the Company sold its strategic shareholdings in St George Bank Limited, AMP Limited and HHG Plc.  This resulted in a net profit on sale of $315 million.

4 Expenses included in profit from ordinary activities before income tax expense

	Half year to
	March 31 2004	March 31 2003
	$m	$m
Interest expense
Deposits and other borrowings	4,347	3,220
Other financial institutions	745	964
Bonds, notes and subordinated debt	446	427
Other debt issues	61	78
Total interest expense	5,599	4,689

Life insurance expenses
Claims expense	357	513
Change in policy liabilities	1,703	(250)
Policy acquisition and maintenance expense	346	344
Investment management fees	22	39
Total life insurance expenses	2,428	646

Personnel expenses
Salaries	1,176	1,206
Related personnel expenses
Superannuation	155	112
Payroll tax	88	85
Fringe benefits tax	8	18
Charge to provide for
Annual leave	18	17
Long service leave and retiring allowances	25	23
Performance-based compensation	116	107
Other expenses	172	139
Total personnel expenses	1,758	1,707

Occupancy expenses
Depreciation of buildings and amortisation of leasehold assets	34	36
Operating lease rental expense	144	143
Maintenance and repairs	40	39
Electricity, water and rates	39	45
Other expenses	26	21
Total occupancy expenses	283	284

	Half year to
	March 31 2004	March 31 2003
	$m	$m
General expenses
Depreciation and amortisation of plant and equipment	178	161
Loss on sale of property, plant and equipment and other assets	3	4
Operating lease rental expense	36	28
Charge to provide for
Non-lending losses	57	23
Diminution in value of shares in entities	4	—
Fees and commissions	87	77
Communications, postage and stationery	200	204
Computer equipment and software	144	111
Advertising	98	95
Professional fees	154	137
Travel	39	29
Bureau charges	26	29
Motor vehicle expenses	20	18
Insurance	18	8
Other expenses	131	171
Total general expenses	1,195	1,095

Amortisation of goodwill
Australia	1	1
European banks	31	32
New Zealand subsidiaries	21	16
Total amortisation of goodwill	53	49

Charge to provide for doubtful debts
General	305	322

Other significant expenses
Cost of sale of strategic shareholdings (1)	678	—
Foreign currency options trading losses (2)	360	—
Cost of foreign controlled entity sold - revision of accounting estimate (3)	(64)	—

(1)          On January 28, 2004, the Company sold its strategic shareholdings in St George Bank Limited, AMP Limited and HHG Plc.  This resulted in a net profit on sale of $315 million.

(2)          Losses arising from the unauthorised foreign currency options trading, consisting of $185 million as a result of the removal of fictitious trades and a further loss of $175 million arising from a risk evaluation and mark-to-market revaluation of the foreign currency options portfolio in January 2004.

(3)          The Group recognised a provision for estimated probable costs in relation to items arising out of the contract of sale of SR Investments, Inc. (the parent entity of HomeSide Lending, Inc.) in the 2002 year.  Due to the expiration of time, a revision of the accounting estimate has been made resulting in the reversal of the provision.

5 Income tax expense

	Half year to
	March 31 2004	March 31 2003
	$m	$m
Reconciliation of income tax expense shown in the consolidated statement of financial performance with prima facie tax payable on the pre-tax accounting profit

Profit from ordinary activities before income tax expense
Australia	1,967	1,325
Overseas	961	1,238
Add/deduct: (Profit)/loss from ordinary activities before income tax expense attributable to the life insurance statutory funds and their controlled trusts (1)	(445)	(69)
Total profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business, before income tax expense	2,483	2,494
Prima facie income tax at 30%	745	748
Add/(deduct): Tax effect of permanent differences
Attributable foreign income	13	13
Non-allowable depreciation on buildings	4	4
Rebate of tax on dividends, interest, etc.	(28)	(23)
Foreign tax rate differences	1	(3)
Amortisation of goodwill	16	15
Under/(over) provision in prior years	(3)	6
Profit on sale of strategic shareholdings	(95)	—
Reversal of HomeSide non-lending loss provision	(19)	—
Effect of reset tax values on entering tax consolidation regime	(150)	—
Other	2	(4)
Total income tax expense on profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business	486	756
Income tax expense/(benefit) attributable to the statutory funds of the life insurance business (1)	213	(70)
Total income tax expense	699	686

(1)          The income tax expense attributable to the life insurance statutory funds and their controlled trusts has been determined after segregating the life insurance business into various classes of business and then applying, when appropriate, different tax treatments to these classes of business.

During the six months ended March 31, 2004, the Company made the decision to elect to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government.  The Company is the head entity in the tax-consolidated group comprising the Company and all of its Australian wholly-owned subsidiaries.  The implementation date for the tax-consolidated group is October 1, 2002.  The Company has not formally notified the Australian Taxation Office of its adoption of the tax consolidation regime at the date of this report.

The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group (after elimination of intragroup transactions).  Members of the tax-consolidated group have entered into a tax funding agreement that requires wholly-owned Australian subsidiaries to make contributions to the Company for the Company’s tax liabilities as the head entity of the tax consolidated group.  The Company has agreed to reimburse its wholly-owned Australian subsidiaries for current and deferred tax assets arising at the date of entering tax consolidations and that arise from the actions and operations of the particular subsidiary following formation of the tax-consolidated group.  Wholly-owned Australian subsidiaries have agreed to reimburse the Company for deferred tax liabilities arising at the date of entering tax consolidations and that arise from the actions and operations of the particular subsidiary followingformation of the tax-consolidated group.  Ongoing assets and liabilities arising under the tax funding agreement are recognised by the wholly-owned Australian subsidiaries as intercompany assets and liabilities with a corresponding charge to income tax expense.

Tax consolidation calculations at March 31, 2004 have been based on legislation enacted to that date.

As part of the election to enter tax consolidation, the Company is able to elect to reset the tax values of certain wholly-owned Australian subsidiaries under tax allocation rules (‘the reset tax values’).  Under Urgent Issues Group Abstract 52 ‘Income Tax Accounting under the Tax Consolidation System’, the Company is required to recognise the effects of its election to enter tax consolidation.  The decision to enter tax consolidation resulted in a tax benefit of $150 million, recognised in the March 2004 half year.  The $150 million tax benefit is due to the reset of tax values of assets of life insurance subsidiaries within the Wealth Management Group.  This benefit reflects the reduction of the provision for deferred income tax relating to the excess of net market value over net assets of life insurance subsidiaries.  We continue to review the impact of the tax consolidation legislation in complex areas such as life insurance and leasing.

6 Dividends and distributions

	Amount per share	Franked amount per share	Foreign source dividend per share	Total amount
	cents	%	%	$m
Dividends on ordinary shares
Interim dividend declared in respect of the six months ended March 31, 2004	83	100%	0%	1,250

The record date for determining entitlements to the 2004 interim dividend is June 11, 2004.
The interim dividend has been declared by the directors of the Company and is payable on July 14, 2004.

Final dividend paid in respect of the year ended September 30, 2003	83	100%	0%	1,248
Interim dividend paid in respect of the six months ended March 31, 2003	80	100%	0%	1,104
Total dividends paid or payable in respect of the year ended September 30, 2003	163			2,352

	March 31, 2004		March 31, 2003
	Amount per security	Total amount	Amount per security	Total amount
	cents	$m	cents	$m
Distributions on other equity instruments
Trust units exchangeable for preference shares (1)
Distributions for the six months ended March 31	42	15	89	32
National Income Securities
Distributions for the six months ended March 31	335	67	310	62
Trust Preferred Securities (2)
Distributions for the six months ended March 31	3,000	12	—	—

(1)          On January 22, 2004, the Company bought back 36,008,000 fully paid non-converting non-cumulative preference shares of the Company that were issued in connection with the issue of 18,004,000 Trust Units Exchangeable for Preference SharesTM (TrUEPrSSM) in 1998. The TrUEPrSSM were redeemed on the same date.

(2)          On September 29, 2003, the Trust Preferred Securities were issued.

Dividend and distribution plans

The dividend or distribution plans shown below are in operation.

The dividend is paid in cash or part of a dividend plan. Cash dividends are paid by way of:

a) cash or cash equivalents; and

b) direct credit.

Dividend plans on offer are:

a) Dividend Reinvestment Plan;

b) Bonus Share Plan; and

c) United Kingdom Dividend Plan (this enables a UK domiciled shareholder to receive either a dividend in Great British Pounds or shares via the UK Dividend Plan).

The last date for receipt of election notices for the dividend or distribution plans is June 11, 2004, 5pm (Melbourne time).

7  Earnings per share

	Half year to March 31, 2004		Half year to March 31, 2003
	Basic	Diluted(1)	Basic	Diluted(1)
Earnings ($m)
Net profit attributable to members of the Company	2,166	2,166	1,867	1,867
Distributions on other equity instruments	(94)	(94)	(94)	(94)
Potential dilutive adjustments
Interest expense on exchangeable capital units	—	38	—	48
Adjusted earnings	2,072	2,110	1,773	1,821
Weighted average ordinary shares (No. ‘000)
Weighted average ordinary shares	1,504,975	1,504,975	1,524,226	1,524,226
Potential dilutive ordinary shares
Options and performance rights	—	3,930	—	5,105
Partly-paid ordinary shares	—	428	—	560
Exchangeable capital units	—	65,456	—	65,460
Total weighted average ordinary shares	1,504,975	1,574,789	1,524,226	1,595,351
Earnings per share (cents)	137.7	134.0	116.3	114.2

(1)          The weighted average diluted number of ordinary shares includes the impact of options, partly paid ordinary shares and potential conversion of exchangeable capital units and performance rights.

8 Net tangible assets

	As at March 31 2004	As at March 31 2003
Net tangible asset backing per ordinary share	$10.37	$9.98

9 Loans and advances (1)

		As at March 31 2004	As at September 30 2003
		$m	$m
	By Region
	Australia	141,881	133,854
	Europe	57,622	57,553
	New Zealand	28,843	27,555
	United States	2,598	3,271
	Asia	3,043	3,502
	Total net loans and advances	233,987	225,735

	By Product
	Overdrafts	16,656	17,205
	Credit card outstandings	6,645	6,609
	Market rate advances	51	188
	Lease finance	15,218	14,885
	Housing loans	118,866	111,487
	Other term lending	75,258	74,230
	Equity participation in leveraged leases	70	92
	Redeemable preference share finance	1,744	1,842
	Other lending	3,592	3,370
	Total gross loans and advances	238,100	229,908
Deduct:	Unearned income	(1,864)	(1,933)
	Provision for doubtful debts	(2,249)	(2,240)
	Total net loans and advances	233,987	225,735

(1)          Comparative information has been restated to reflect the reclassification of reverse repurchase agreements from ‘loans and advances’ to ‘cash and liquid assets’ and ‘due from other financial institutions’. Refer to note 1 for further information.

10 Deposits and other borrowings (1)

	As at March 31 2004	As at September 30 2003
	$m	$m
Australia
Deposits
Deposits not bearing interest	5,921	5,724
On-demand and short-term deposits	46,783	48,428
Certificates of deposit (1)	15,931	14,352
Term deposits	31,053	26,653
Securities sold under agreements to repurchase (2)	770	980
Borrowings	12,847	9,938
	113,305	106,075
Overseas
Deposits
Deposits not bearing interest	7,270	7,329
On-demand and short-term deposits	37,793	38,804
Certificates of deposit	14,418	15,299
Term deposits	31,528	28,764
Securities sold under agreements to repurchase (2)	398	31
Borrowings	5,912	4,892
	97,319	95,119
Total deposits and other borrowings	210,624	201,194

(1)          Comparative information has been restated to reflect the reclassification of transferable certificates of deposit from ‘deposits and other borrowings’ to ‘bonds, notes and subordinated debt’. Refer note 1 for further information.

(2)          Comparative information has been restated to reflect the reclassification of repurchase agreements with other financial institutions from ‘deposits and other borrowings’ to ‘due to other financial institutions’. Refer note 1 for further information.

11 Contributed equity

Issued and paid-up share capital
Ordinary shares, fully paid	6,029	6,078
Ordinary shares, partly paid to 25 cents (1)	—	—
Preference shares, fully paid (2)	—	730

Other contributed equity
National Income Securities	1,945	1,945
Trust Preferred Securities	975	975
	8,949	9,728

	Half year to March 31 2004	Year to September 30 2003
	$m	$m
Reconciliations of movements in contributed equity
Ordinary share capital
Balance at beginning of period	6,078	7,256
Shares issued
Dividend reinvestment plan	91	170
Executive share option plan no. 2	21	135
Share purchase plan	—	80
Paying up of partly paid shares	1	2
Shares bought back	(162)	(1,565)
Balance at end of period	6,029	6,078

(1)          Ordinary shares, partly paid to 25 cents have a value of less than $1 million.

(2)          On January 22, 2004, the Company bought back 36,008,000 fully paid non-converting non-cumulative preference shares of the Company that were issued in connection with the issue of 18,004,000 Trust Units Exchangeable for Preference Shares TM (TrUEPrSSM) in 1998. TrUEPrSSM were redeemed on the same date.

12 Reserves

	As at March 31 2004	As at September 30 2003
	$m	$m

General reserve	1,132	1,128
Asset revaluation reserve	16	16
Foreign currency translation reserve	(364)	(251)
Total reserves	784	893

	Half year to March 31 2004	Year to September 30 2003
	$m	$m
Reconciliation of movement in foreign currency translation reserve
Balance at beginning of period	(251)	1,242
Currency translation adjustments	(301)	(1,251)
Transfer to retained profits (1)	168	—
Transfer (to)/from retained profits on sale of foreign controlled entity	20	(242)
Balance at end of period	(364)	(251)

13 Retained profits

Balance at beginning of period	13,786	11,148
Net profit attributable to members of the Company	2,166	3,955
Net effect on adoption of AASB 1044 ‘Provisions, Contingent Liabilities and Contingent Assets’	—	1,151
Transfer to general reserve	(4)	(272)
Transfer from foreign currency translation reserve (1)	(168)	—
Increment on buy-back of preference shares (1)	148	—
Transfer (to)/from foreign currency translation reserve on sale of foreign controlled entity	(20)	242
Dividends paid or provided for	(1,195)	(2,255)
Distributions on other equity instruments	(94)	(183)
Balance at end of period	14,619	13,786

14 Total equity reconciliation

Balance at beginning of period	27,211	23,251
Total changes in equity recognised in the statement of financial performance	1,865	3,864
Transactions with owners as owners
Contributions of equity	113	1,362
Share buy-back	(162)	(1,565)
Dividends	(1,195)	(2,255)
Distributions on other equity instruments	(94)	(183)
Buy-back of preference shares (1)	(582)	—
Total changes in outside equity interest	754	2,737
Balance at end of period	27,910	27,211

(1)          The financial effects of the buy-back of preference shares and redemption of TrUEPrS SM (refer note 11) included a reduction in contributed equity of $730 million, a reduction in cash of $582 million and an increase in retained profits of $148 million.  In addition, $168 million has been transferred from the foreign currency translation reserve (FCTR) to retained profits representing the FCTR balance attributable to the entity that had issued these instruments.

15 Notes to the statement of cash flows

(a)  Reconciliation of net profit attributable to members of the Company to net cash provided by/(used in) operating activities

	Half year to
	March 31 2004	March 31 2003
	$m	$m

Net profit attributable to members of the Company	2,166	1,867
Add/(deduct): Non-cash items
Decrease/(increase) in interest receivable	(371)	86
Increase/(decrease) in interest payable	107	(346)
Depreciation and amortisation of plant and equipment	212	197
Profit on sale of strategic shareholdings	(315)	—
Charge to provide for doubtful debts	305	322
Loss/(profit) on sale of controlled entities	5	—
Movement in the excess of net market value over net assets of life insurance controlled entities	(7)	239
Amortisation of goodwill	53	49
Increase/(decrease) in life insurance policy liabilities	1,571	(80)
Decrease/(increase) in life insurance investment assets	(1,928)	304
Increase/(decrease) in provision for income tax	(279)	109
Net increase/(decrease) in provision for deferred tax and future income tax benefits	(96)	(351)
Net decrease/(increase) in trading securities	(2,027)	(1,839)
Unrealised (gain)/loss on trading derivatives	(1,143)	(266)
Net movement in mortgage loans held for sale	9	65
Other provisions and non-cash items	282	(200)
Net cash provided by/(used in) operating activities	(1,456)	156

(b)  Reconciliation of cash and cash equivalents

For the purposes of reporting cash flows, cash and cash equivalents include cash and liquid assets, due from other financial institutions and due to other financial institutions.

Cash and cash equivalents at the end of the period as shown in the statement of cash flows is reconciled to the related items on the statement of financial position as follows:

Cash and liquid assets (1)	11,641	9,999
Due from other financial institutions (1)	20,200	34,233
Due to other financial institutions (1)	(43,968)	(58,125)
Total cash and cash equivalents	(12,127)	(13,893)

(1)          Comparative information has been restated to reflect the reclassification of reverse repurchase agreements from ‘loans and advances’ to ‘cash and liquid assets’ and ‘due from other financial institutions’. Comparative information has also been restated to reflect the reclassification of repurchase agreements with other financial institutions from ‘deposits and other borrowings’ to ‘due to other financial institutions’. Refer note 1 for further information.

(c)  Non-cash financing and investing activities

New share issues
Dividend reinvestment plan	91	84
Bonus share plan	55	56
Movement in assets under finance lease	(1)	(6)

16 Details of associates and joint venture entities

Associates

The Group holds no material interests in associates.

Interests in joint venture entities

The Group held the following interests in joint venture entities at March 31, 2004:

Name	Principal activity	Ownership and voting interest
Tokenhouse Partnership	Investment	50%
Dark City Partnership	Investment	50%
Matrix Film Investment Parnership	Investment	50%

17 Details of controlled entities gained or lost during the period

There were no entities over which the Group gained control during the half year ended March 31, 2004. On December 22, 2003 the Group disposed of National Australia Funds Management Limited and on December 31, 2003 the Group disposed of National Australia Life Company Limited.

18 Other information

Legal proceedings

Entities within the Group are defendants from time to time in legal proceedings arising from the conduct of their business.  The Company does not consider that the outcome of any proceedings, either individually or in aggregate, are likely to have a material effect on its financial position. Where appropriate, provisions have been made.

Contingent liabilities

There are contingent liabilities in respect of claims, potential claims and court proceedings against entities in the Group. The aggregate of potential liability in respect thereof cannot be accurately assessed.

Other than as set out below, there were no material changes in contingent liabilities since September 30, 2003.

Amended assessments from the Australian Taxation Office - exchangeable capital units capital raising

On February 26, 2004, the Company announced that it had received amended assessments from the Australian Taxation Office (ATO) which seek to disallow interest deductions on the Company’s exchangeable capital units (ExCaps) for the tax years 1997 to 2000. The ATO assessments are for $157 million of primary tax and interest and penalties of $150 million (after tax), a total of $307 million (after tax). The ATO is considering its position in respect of interest deductions claimed by the Company on its ExCaps for 2001 to 2003. The amount of primary tax relating to these interest deductions is approximately $135 million. If the ATO issues amended assessments in respect of these years it is possible interest and penalties would also apply.

The Company is confident that its position in relation to the application of the taxation law is correct and intends to dispute the amended assesments and pursue all necessary avenues of objection and appeal.

The Company has paid 50 percent of the amounts owing under the amended assessments.  This payment has been recognised as an asset on the statement of financial position, included within other assets, on the basis that the Company expects recovery of the amount paid to the ATO.

The financial effect of the unpaid balance of the amounts owing under the amended assessments has not been brought to account in the financial statements for the March 2004 half year.  The Company will not tax-effect interest paid on the ExCaps after October 1, 2003 whilst the tax treatment is in dispute.

Amended assessments from the Australian Taxation Office - TrUEPrSSM capital raising

On April 19, 2004 the Company announced that it had received amended assessments from the Australian Taxation Office (ATO) which seek to disallow interest deductions claimed by the Company in respect of its TrUEPrSSM capital raising for the years 1999 to 2002. The ATO assessments are for $85 million of primary tax, and penalties and interest of $65 million (after tax), a total of $150 million (after tax). The ATO is also expected to issue an amended assessment for 2003 after the Company lodges its 2003 consolidated tax return. The expected primary tax for 2003 is $15 million and it is possible that penalties and interest may also apply.

The Company is confident that its position in relation to the application of the taxation law is correct and intends to dispute the amended assessments and pursue all necessary avenues of objection and appeal. Consequently, the financial effect of the amounts owing under the amended assessments issued or expected to be issued has not been brought to account in the financial statements for the March 2004 half year.

Amended assessment from the New Zealand Inland Revenue Department - structured finance transactions

A wholly-owned subsidiary of the Company, BNZ Investments Limited together with some of its subsidiaries, have received amended tax assessments from the New Zealand Inland Revenue Department (IRD) with respect to three structured finance transactions entered into in 1998 and 1999. The amended assessments are for income tax of approximately NZ$36 million and interest of NZ$21 million. The possible application of penalties has yet to be considered by the IRD. In addition, the IRD has also issued amended assessments based on an alternative approach to reassessing the transactions.  This alternative approach results in a lower additional tax liability.

The IRD has not yet issued amended assessments for the transactions for income years after 1999. Notwithstanding that, based on the assessments received to date, the maximum sum of primary tax which the IRD might claim for the years after 1999 is approximately NZ$212 million. Interest would be charged in the event that the IRD were to issue amended assessments for this period. Penalties may also be considered by the IRD. The IRD is also reviewing certain other transactions in the BNZ Investments Limited structured finance portfolio.

The Group is confident that its position in relation to the application of the taxation law is correct and it intends to dispute the IRD’s position with respect to these transactions. The Group has obtained legal opinions that confirm that the transactions complied with New Zealand tax law.  The transactions are similar to transactions undertaken by other New Zealand banks.

Consequently, the financial effect of the IRD dispute process has not been brought to account in the financial statements for the half year ended March 31, 2004. Further, the Group will maintain its existing tax treatment of the transactions.

Directors’ declaration

The directors of National Australia Bank Limited declare that:

(a)           the financial statements and the notes thereto, as set out on pages 9 to 24, comply with the Accounting Standards made for the purposes of the Corporations Act 2001;

(b)           the financial statements and notes thereto give a true and fair view of the financial position of the Group as at March 31, 2004, and of the performance of the Group for the six months ended March 31, 2004; and

(c)           in the opinion of the directors, at the date of this declaration, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Melbourne this 12th day of May, 2004 and signed in accordance with a resolution of the directors.

/s/ Graham J Kraehe	/s/ John M Stewart

Graham J Kraehe	John M Stewart
Chairman	Managing Director

Independent review report to the members of National Australia Bank Limited

Scope

We have reviewed the financial report of National Australia Bank Limited for the half year ended March 31, 2004, in the form of the half yearly report pursuant to rule 4.2A.3 of the Australian Stock Exchange Listing Rules, Corporations Act 2001 and Australian Accounting Standard AASB 1029  ‘Interim Financial Reporting’, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes set out on pages 9 to 24, and the directors declaration.

The financial report includes the consolidated financial statements of the Group comprising the Company and the entities it controlled at the end of the half year or from time to time during the half year.  The Company’s directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Australian Accounting Standard AASB 1029 ‘Interim Financial Reporting’ and other mandatory financial reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the Group’s financial position and performance as represented by the results of its operations and its cash flows, and in order for the Company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements.  A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit.  We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial report of National Australia Bank Limited is not in accordance with:

(a)           the Corporations Act 2001, including:

(i)            giving a true and fair view of the Group’s financial position as at March 31, 2004, and of its performance for the half year ended on that date; and

(ii)           complying with Australian Accounting Standard AASB 1029 ‘Interim Financial Reporting’ and the Corporations Regulations 2001; and

(b)           other mandatory financial reporting requirements in Australia.

/s/ KPMG

KPMG

/s/ B P J Greig

B P J Greig
Partner

Melbourne
May 12, 2004

Supplementary information

Capital adequacy

Regulatory capital position

Under guidelines issued by APRA, life insurance and funds management activities are excluded from the calculation of risk-weighted assets, and the related controlled entities are deconsolidated for the purposes of calculating capital adequacy. The intangible component of the investment in these controlled entities (the difference between the appraisal value and the embedded value) is deducted from Tier 1 capital, and the embedded value is deducted from the total of eligible Tier 1 and Tier 2 capital. Additionally, any profits from these activities included in the Group’s results are excluded from the determination of Tier 1 capital to the extent that they have not been remitted to the Company in the form of dividends. A reconciliation of capital under the different bases is provided.

		As at March 31 2004	As at September 30 2003
		$m	$m
	Reconciliation to shareholders funds
	Contributed equity	8,949	9,728
	Reserves	784	893
	Retained profits	14,619	13,786
	Outside equity interest	3,558	2,804
	Estimated reinvestment under dividend reinvestment plan (1)	1,265	140
Less:	Goodwill	(682)	(740)
	Estimated final dividend	(1,265)	(1,248)
	Intangible assets - Wealth Management	(2,448)	(2,448)
	Asset revaluation reserve	(16)	(16)
	Deconsolidation of Wealth Management profits (net of dividends)	(535)	(290)
	Future income tax benefit (excluding FITB on the general provision for doubtful debts) (2)	—	(66)
	Non-qualifying outside equity interest	(3,558)	(2,804)
	Tier 1 Capital	20,671	19,739

	Asset revaluation reserve	16	16
	General provision for doubtful debts	1,254	1,248
	Perpetual floating rate notes	329	367
	Dated subordinated debts	5,268	5,390
	Exchangeable capital units	1,262	1,262
	Notional revaluation of investment securities to market	4	37
	Tier 2 Capital	8,133	8,320

	Other deductions (3)	(2,922)	(3,591)

	Total regulatory capital	25,882	24,468

	Risk-weighted assets - credit risk	255,051	248,308
	Risk-weighted assets - market risk (4)	21,750	4,057
	Total risk-weighted assets	276,801	252,365

	Risk adjusted capital ratios
	Tier 1	7.47%	7.82%
	Tier 2	2.94%	3.30%
	Deductions	(1.06)%	(1.42)%
	Total capital	9.35%	9.70%

(1)          The estimated dividend of $1,265 million for the March 2004 half year is accounted for in full as at March 31, 2004 as Tier 1 capital as it is fully underwritten.

(2)          APRA requires any excess FITB (excluding FITB impact on the general provision for doubtful debts) over the provision for deferred income tax liabilities be deducted from Tier 1 capital.

(3)          Represents $2,922 million investment in non-consolidated controlled entities, net of intangible component deducted from Tier 1 (September 2003: $2,959 million).

(4)          The calculation to determine the market risk capital component of risk-weighted assets at March 31, 2004 was carried out on a best estimate basis under the Standard Method as directed by APRA.  The difference of $17,875 million in risk-weighted assets between the Standard Method calculation ($21,750 million) and the Internal Model Method ($3,875 million) that was used for prior period calculations, reflects the following:

•      The Standard Method, as prescribed by the APRA Prudential Standard (APS 113), limits recognition of portfolio effects on outstanding positions and is substantially more restrictive on the rules regarding the matching of positions.

•      The limited time frame to implement the Standard Method impacting the ability to explore all position offsetting opportunities permitted by APS 113.